Exhibit (a)(4)




                              MUNIVEST FUND, INC.

                           CERTIFICATE OF CORRECTION

     MuniVest Fund, Inc., a Maryland corporation (the "Corporation"), hereby sets forth the following information to correct an error of transcription in the Corporation's Articles Supplementary creating five series of its Auction Market Preferred Stock:

     1.   The title of the document being corrected is Articles Supplementary.

     2. The name of each party to the document being corrected is MuniVest Fund, Inc.

     3. The date that the document being corrected was filed is December 7, 1988.

     4a. The provision in the document as previously filed, the second paragraph of Section 2(e) beginning on page 33, reads as follows:

          Cash payable pursuant to a Right shall be paid to the Rightholder thereof in an amount which, when taken together with the aggregate Nonqualifying Distributions paid to such Rightholder during any fiscal year, would cause such Rightholder's net yield in dollars (after federal income tax consequences) from the aggregate of both the Nonqualifying Distributions and the cash receivable pursuant to such Right to be equal to the net yield in dollars (after Federal income tax consequences) which would have been received by such Rightholder if the amount of the aggregate Nonqualifying Distributions would have qualified for the Dividends-Received Deduction in the hands of such Rightholder. Such cash receivable on such Right shall be calculated without consideration being given to the time value of money and using the applicable maximum marginal corporate Federal tax rate in effect at the time such Right was declared with respect to which such cash payable in satisfaction of such Right is made.

     4b.   The provision in the document as corrected, the second paragraph of
Section 2(e) beginning on page 33, is:

     Cash payable pursuant to a Right shall be paid to the Rightholder thereof in an amount which, when taken together with the aggregate Nonqualifying Distribution paid to such Rightholder during any fiscal year, would cause such Rightholder's net yield in dollars (after Federal income tax consequences) from the aggregate of both the Nonqualifying Distributions and the cash receivable pursuant to such right to be equal to the net yield in dollars (after Federal income tax consequences) which would have been received by such Rightholder if the amount of the aggregate Nonqualifying Distributions would have been excludable from the gross income of such Rightholder. Such cash receivable on such Right shall be calculated (i) without consideration being given to the time value of money, (ii) assuming that no Rightholder is subject to the alternative minimum tax with respect to dividends received from the Corporation

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and (iii) assuming that each Nonqualifying Distribution would be taxable in the hands of each Rightholder at the maximum Federal income tax rate in effect during the fiscal year in question.

     5. The execution of the Articles Supplementary was not defective.

     IN WITNESS WHEREOF, MUNIVEST FUND, INC. has caused these presents to be signed in its name and on its behalf by its President or one of its Vice Presidents and its corporate seal to be hereunto affixed and attested by its Secretary or Assistant Secretary, and the said officers of the Corporation further acknowledge said instrument to be the corporate act of the Corporation, and state under the penalties of perjury that to the best of their knowledge, information and belief the matters and facts therein set forth are true in all material respects, all on April 18, 1989.

ATTEST:                                  MUNIVEST FUND, INC.



/s/ Mark B. Goldfus                      By:  /s/ Vincent R. Giordano
----------------------------------            ---------------------------------
Name: Mark B. Goldfus                         Name: Vincent R. Giordano
Title: Secretary                              Title: Vice President




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